UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42688

707 CAYMAN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

5/F, AIA Financial Centre

712 Prince Edward Road East

San Po Kong, Hong Kong

(Address of principal executive offices)

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the registrant file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒

Form 40-F	☐

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Unaudited Interim Condensed Financial Statements for the Six Months Ended March 31, 2026
99.2	Supplemental Financial Information Relating to the Six Months Ended March 31, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on August 10, 2026.

707 CAYMAN HOLDINGS LIMITED

By:	/s/ Cheung Lui
Name:	Cheung Lui
Title:	Executive Director and Chief Executive Officer